

June 22, 2010

Mr. Zhuangyi Wang
Chief Executive Officer
QKL Stores, Inc.
c/o Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154

>   **Re: QKL Stores, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 26, 2010**
>   **File No. 333-167087**

Dear Mr. Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that pursuant to Rule 429 under the Securities Act, you are combining the prospectus included in this registration statement with the prospectus relating to a registration statement on Form S-1 (file no. 333-150800) previously declared effective on August 11, 2009. We also note that you are registering the resale of 20,302,696 shares in this filing and have registered for resale 2,070,836 shares of common stock on Form S-1 (file no. 333-150800), which filing includes many of the same selling shareholders in this filing. Furthermore, it appears that a significant amount of shares are being offered by selling shareholders who acquired their securities in the private placement. Because of the size of these resale offerings relative to the number of shares outstanding held by non-affiliates, the nature of the offerings and the selling shareholders, it appears that this transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please reduce the amount of shares being

registered or file a separate registration statement identifying these selling shareholders as underwriters and include a fixed price at which the securities will be sold.

2. Please disclose the amount of securities sold by the selling shareholders and the date upon which the selling shareholders completed the resale of the securities registered for sale under registration statement on Form S-1 (file no. 333-150800) that was declared effective on August 11, 2009.

Prospectus Summary, page 1

3. Under a separate heading in this section, please briefly describe the transactions in which you issued the shares to be registered for resale, including the dates of the transactions, the number of securities received, the material agreements, the parties to the transactions, the purchase price, and the terms of the preferred stock and warrants. Please also describe any payments made or required to be made to the selling shareholders in connection with these transactions, including the liquidated damages you disclose on page 11 under the risk factor section.

Company History, page 2

Private Placement Transaction, page 2

4. We note that your Series A and Series B Warrants are each exercisable for 0.625 shares of common stock. In comparison, your prospectus cover page states that your Series A and Series B Warrants are exercisable for one share of common stock. Please revise or advise.

5. Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of selling shareholders in the current transaction.

Selling Shareholders, page 23

6. Please briefly describe how each selling shareholder acquired their shares and reconcile your disclosure on page 23 with the information in the table. For example, for the shareholders who acquired their shares prior to reverse merger and private placement, you only refer to Castle Bison, Inc. and Windermere Insurance Company Ltd. In addition, you state that Stallion Ventures, Vincent Finnegan, John Vogel, and Robert Scherne are selling shareholders, but they are not listed in the table.

7. We note your disclosure in the second paragraph that none of the selling shareholders, except for Kuhns Brothers, Inc., is a broker dealer or an affiliate of a broker dealer. However, you disclose on page 24 that Roth Capital Partners is a registered broker dealer. Please reconcile. Also state that Roth Capital Partners is an underwriter with respect to the shares that it is offering for resale. We note you have similar disclosure for Kuhns Brothers, Inc. on page 23.

8. Please disclose whether any of the selling shareholders, other than Kuhns Brothers, Inc. and Roth Capital Partners, are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter with respect to the shares that they are offering for resale. However, broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters. If a selling shareholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If such selling shareholder cannot provide these representations, state that the seller is an underwriter.

9. In the selling shareholder table, please disclose the percentage ownership of the selling shareholders without regard to any cap on ownership. We would not object if you described these caps in the footnotes to the table. Please also revise your beneficial ownership table on page 68 accordingly. For example, we note your disclosure that Vision would be the beneficial owner of 30.1% of your shares in the absence of the 4.99% cap.

10. Please reconcile the footnotes in the table with the related footnote disclosure on pages 27 and 28. It appears that the references to footnotes (14) through (17) are incorrect.

Plan of Distribution, page 29

11. Please disclose in the last paragraph that Kuhns Brothers, Inc. and Roth Capital Partners are underwriters.

Part II: Information Not Required in the Prospectus, page II-1

    12. Please furnish the undertakings required by Item 512 of Regulation S-K. See Item 17 of Form S-1.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
       Loeb & Loeb LLP
       Via Fax (212) 407-4990